SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

LEATT CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

522132 20 8
(CUSIP Number)

Christopher Leatt
c/o 12 Kiepersol Drive, Atlas Gardens
Contermanskloof Road, Durbanville
Western Cape, South Africa, 7441
+(27) 21-557-7257
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS CHRISTOPHER LEATT
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION REPUBLIC OF SOUTH AFRICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,121,107(1)
	8.	SHARED VOTING POWER 5,007(2)
	9.	SOLE DISPOSITIVE POWER 2,121,107(1)
	10.	SHARED DISPOSITIVE POWER 5,007(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,126,114
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ _]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.75%(3)
14.	TYPE OF REPORTING PERSON IN

___________________________
(1) Reflects a 1-for-25 reverse stock split of the Issuer’s common stock effected on September 20, 2012 and includes 96,000 shares of the Issuer’s preferred stock, convertible to common stock at a rate of 1 share of common stock for each share of preferred stock, but votes with the common stock on a 100-for-one basis.
(2) Represents shares of common stock held by members of the Reporting Person's immediate family.
(3) Percentage based on a denominator of 5,486,382, comprised of 5,366,382 issued and outstanding shares of the Issuer’s common stock and 120,000 issued and outstanding shares of its preferred stock as of the date hereof.

Item 1. Security and Issuer.

Pursuant to Rule 13d-2 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment”) amends and supplements the Schedule 13D filed on July 9, 2012 (the “Original Statement”), and is being filed on behalf of Dr. Christopher Leatt (the “Reporting Person”). This Amendment relates to the common stock, par value $0.001 per share (the “Common Stock”) of Leatt Corporation, a Nevada corporation (the “Issuer”), after giving effect to a 1-for-25 reverse stock split of the Issuer’s common stock effected on September 20, 2012 (the “Reverse Split”). The Issuer’s principal executive offices are located at 12 Kiepersol Drive, Atlas Gardens, Contermanskloof Road, Durbanville, Western Cape, South Africa, 7441.

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Statement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Statement is hereby supplemented by inserting the following after the last paragraph thereof:

On February 1, 2012, the Issuer’s Board of Directors approved a grant to the Reporting Person, of a 5-year option to purchase 1,300,000 shares of the Issuer’s common stock at $0.04 per share under the Company’s 2011 Plan. After giving effect to the Reverse Split, the Reporting Person had vested options to purchase 52,000 shares of the Company’s common stock at $1.00 per share. On September 1, 2016, the Reporting Person exercised these options and received 31,200 shares in a cashless transaction.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety as follows:

(a) For purposes of Rule 13d-3 promulgated under the Act, the Reporting Person beneficially owns and controls 2,126,114 shares of the Issuer’s common stock, representing 38.75% of the Issuer’s issued and outstanding common stock as of October 16, 2017 (including the convertible securities held by the Reporting Person).

(b) The Reporting Person has sole voting and dispositive power over 2,121,107 of the shares of the Issuer’s issued and outstanding common stock that are directly and beneficially owned by him and has shared voting and dispositive power over 5,007 shares of the Issuer’s Common Stock. The Reporting Person does not own any other voting securities of the Issuer.

(c) Other than the transactions described in Item 3 above, the Reporting Person has not been involved in any transactions involving the voting securities of the Issuer in the last 60 days.

(d) Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) The Reporting Person is the beneficial owner of five percent or more of the outstanding shares of the Issuer’s Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2017

/s/ Christopher Leatt
Christopher Leatt